NOT FOR DISSEMINATION IN THE UNITED STATES OR

FOR RELEASE TO U.S. NEWSWIRE SERVICES

NEWS RELEASE

Jet Metal Announces Transaction with Canada Jetlines Ltd.
February 17th, 2016	(TSXV: JET) (OTCQB: JETMF)

Jet Metal Corp. (TSXV: JET) (OTCQB: JETMF) (the “Company” or “Jet Metal”) is pleased to announce that it has entered into a letter of intent (the “LOI”) with Canada Jetlines Ltd. (“Jetlines”) with respect to a business combination of Jetlines and Jet Metal (the “Transaction”). Jetlines is a start-up airline aiming to become Canada’s first ultra-low cost carrier (“ULCC”).

“With this transaction Jetlines will have the working capital to move forward in earnest and we expect to be announcing a number of major developments in a timely manner”, says Jim Scott President and CEO of Canada Jetlines.

Jetlines is a federally registered Canadian corporation in the pre-revenue stage with its head office located in Richmond, British Columbia. Jetlines plans to operate scheduled point-to-point all jet air service nationally with primary bases at the Vancouver International Airport and the Hamilton International Airport, with a secondary base at the Winnipeg International Airport (“YWG”). Jetlines plans to operate flights throughout Canada, the United States, Mexico and the Caribbean.

Jetlines will use the proven commercial aviation ULCC profitability model to attract new passengers with low airfares and plans to retain these passengers by demonstrating a passion for service. The proven ULCC model provides the capability for specifically designed airlines to reduce their costs in a manner that provides scheduled airline service at base airfares averaging 40% below their nearest competitor thus creating new passenger demand by market stimulation. The worldwide success of other ULCC airlines such as Allegiant Air and Spirit Airlines in the United Sates, Air Asia in Asia, and Ryanair and EasyJet in Europe demonstrates the power of these ULCC airlines to attract and significantly stimulate passenger traffic and lead the markets they operate in while generating strong returns for shareholders.

The Transaction is subject to the execution of a definitive transaction documents, approval of the TSX Venture Exchange (the “Exchange”), approval of the Jet Metal and Jetlines’ shareholders and other conditions customary for a transaction of this nature. There can be no assurance that the Transaction will be completed as proposed or at all.

Transaction Highlights

LOI

The following are the highlights of the terms and conditions of the LOI:

•
The Transaction is subject to the parties executing definitive transaction documents on or before March 31, 2016 (the “Transaction Documents”) and the final structure of the Transaction is to be determined upon the receipt of securities, tax and financial advice.

•	Jetlines has outstanding the following securities: 9,464,763 shares, 2,954,679 warrants and 750,000 stock options.

•	The exchange ratio for the Transaction will be as follows (subject to adjustment in certain circumstances):

o
each one and one-half (1.5) issued and outstanding Jet Metal shares shall be converted into one (1) share of the issuer resulting from the combination of Jet Metal and Jetlines (the “Resulting Issuer”); and

o	each one (1) issued and outstanding Jetlines share shall be converted into one and one-half shares (1.5) of the Resulting Issuer.

•
The Transaction will be structured such that the outstanding warrants and stock options of Jet Metal and Jetlines will automatically become exercisable for or shall be exchanged for shares of the Resulting Issuer, subject to all necessary adjustments to reflect the terms of the Transaction and subject to the terms governing the warrants and options.

•	The Transaction is subject to the following key conditions:

o	the parties will execute the Transaction Documents by March 31, 2016;

o
Jet Metal will complete a private placement (the “Concurrent Financing”) of units (“Units”) for gross proceeds of up to $6,000,000. Each Unit will consist of one common share of Jet Metal and one half of one common share purchase warrant. Each whole warrant shall be exercisable into a common share of Jet Metal for 24 months. Subject to Exchange approval, Jet Metal may pay commissions or finder’s fees in connection the Financing and may appoint a broker to assist with the Financing. The Concurrent Financing will close immediately prior to or concurrently with the Transaction. Further details regarding Concurrent Financing will be announced in a further news release;

o	$100,000 of outstanding Jet Metal debt will be converted into common shares of Jet Metal;

o	the parties will complete due diligence investigations, each to their own satisfaction, prior to executing the Transaction Documents;

o	the Transaction will have received approval of the Exchange and all necessary corporate and shareholder approvals; and

o
receipt of a report of a sponsor in respect of the Transaction or waiver from the sponsorship requirement by the Exchange. Jet Metal anticipates applying for a waiver of the sponsorship requirement in reliance upon completion of the Concurrent Financing.

•	Jet Metal will provide Jetlines with a secured bridge loan for up to $150,000. The Loan will be advanced in tranches based on a budget agreed to between Jet Metal and Jetlines.

•	Prior to the closing of the Transaction, Jetlines may complete a financing for a maximum of $250,000 on the same terms as the Concurrent Financing.

Additional Information

Cambrian Mining Finance Ltd. ("Cambrian") will receive a finder’s fee in connection with the Transaction, payable partly in Jet Metal common shares (75%) and partly in cash (25%). Cambrian is arm’s length to Jet Metal and the payment of the finder’s fee is subject to the approval of the Exchange.

Full details of the Transaction will be included in the Definitive Agreement and Management Information Circular to be filed with the regulatory authorities and mailed to Jet Metal shareholders in accordance with applicable securities laws. The Transaction is being conducted entirely at arm’s length. The name of the Resulting Issuer will be “Canada Jetlines Ltd.”

Additional information as required will be provided by way of a subsequent news release. Trading in the common shares of the Company on the Exchange will remain halted until such times as the requirements of the Exchange are met.

This news release does not constitute an offer of securities for sale in the United States. The securities being offered have not been, nor will they be, registered under the Unites States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States absent U.S. registration or an applicable exemption from U.S. registration requirements.

Completion of the Transaction is subject to a number of conditions, including Exchange acceptance and disinterested shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the Management Information Circular to be prepared in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in the securities of Jet Metal should be considered highly speculative.

The Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

ON BEHALF OF THE BOARD

"Mark J. Morabito"

President & CEO

For Investor Relations, please call:
T: 604-681-8030 x.240
F: 604-681-8039
E: info@jetmetalcorp.com
www.jetmetalcorp.com

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" concerning anticipated developments and events that may occur in the future. Forward looking information contained in this news release includes, but is not limited to, statements with respect to with respect to: (i) Jetlines’ business objectives, operational timelines, operating cost expectations and investment requirements; (ii) anticipated operational and structural trends in the Canadian passenger airline market; (iii) removal of conditions relating to the completion of the Transaction; (iv) execution of the Transaction Documents; (v) completion of the Concurrent Financing; (vi) receipt of TSXV and shareholder approvals of the Transaction; and (vii) waiver of the sponsorship requirements.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, the accuracy, reliability and applicability of the Jetlines’ business model; the timely receipt of governmental approvals, including the receipt of approval from regulators in Canada, the United States, Mexico and other jurisdictions where Jetlines may operate; the timely commencement of operations by Jetlines and the success of such operations; the ability of Jetlines to implement its business plan as intended; the legislative and regulatory environments of the jurisdictions where the Jetlines will carry on business or have operations; the impact of competition and the competitive response to the Jetlines’ business strategy; and the availability of aircraft. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to acts of God, the impact of general economic conditions, changing domestic and international airline industry conditions, volatility of fuel prices, increases in operating costs, terrorism, pandemics, currency fluctuations, interest rates, risks specific to the airline industry, the ability of management to implement Jetlines’ operational strategy, the ability to attract qualified management and staff, labour disputes, regulatory risks, including risks relating to the acquisition of the necessary licenses and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund operations may not be obtained and the additional risks identified in the "Risk Factors" section of the Company's reports and filings with applicable Canadian securities regulators.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this news release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) has reviewed or accepts responsibility for the adequacy or accuracy of this release.